

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 19, 2009

Via U.S. Mail and Facsimile

Mr. Jerome Goubeaux, Chief Executive Officer
Centracan Incorporated
c/o Olshan Grundman Frome et al.
65 East 55th Street
New York, NY 10022

> **Re:** **Centracan Incorporated**
> **Item 4.01 Form 8-K Filed August 19, 2009**
> **Item 4.01 Form 8-K/A filed November 17, 2009**
> **File No. 000-52910**

Dear Mr. Goubeaux:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Michael H. Freedman, Esq.
    Via facsimile (877) 315-1908